SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-22053
                                                                   --------

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

               For Period Ended:  March 31, 2001

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                          General Bearing Corporation
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                                 44 High Street
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           Address of Principal Executive Office (Street and Number)

                           West Nyack, New York 10994
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant was unable to receive and compile all data necessary to the filing of the report prior to the due date thereof. In particular, Registrant was unable to receive certain financial information relating to certain of its overseas subsidiaries.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    John Stein, Esq.                                     845-358-6000
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     General Bearing Corporation anticipates that it will report sales of approximately $13.6 million for the first fiscal quarter of 2001 ("Q-1 2001") compared to sales of $18.5 million in the first fiscal quarter of 2000 ("Q-1 2000"). This is a decrease of $4.9 million or 26.5%. Sales in the OEM Division decreased $2.7 million or 24.5% to $8.3 million in Q-1 2001 compared to $11.0 million in Q-1 2000 primarily due to the economic slow down that began during the second half of 2000. The largest decrease was in sales of tapered roller bearings for heavy duty truck trailers, however, the OEM Division's other product lines were also negatively affected. Distribution Division sales decreased $0.6 million or 16.7% to $3.0 million in Q-1 2001 compared to $3.6 million in Q-1 2000 also due primarily to the economic slowdown. Machine tool sales of $2.2 million in Q-1 2001 were 42.1% or $1.6 million lower than sales of $3.8 million in Q-1 2000 due primarily to slower economic conditions in the United States and production delays and reduced marketing activity resulting from continued reduced borrowing capacity overseas.

     General Bearing Corporation anticipates that it will report net income for Q-1 2001 of approximately $0.5 million or $.13 per basic and diluted share compared to net income of $1.6 million or $.38 per basic and diluted share in Q-1 2000. This decrease of $1.1 million or 68.8% is primarily due to the lower sales volume.

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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

Date  May 16, 2001                      By /s/ Barry A. Morris,
      ------------                      ---------------------------------------
                                        Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)